UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

VALASSIS COMMUNICATIONS, INC.

(Name of Subject Company)

V ACQUISITION SUB, INC.

(Offeror)

HARLAND CLARKE HOLDINGS CORP.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

918866108

(CUSIP Number of Class of Securities)

Judy C. Norris, Esq.

Senior Vice President and General Counsel

10931 Laureate Drive

San Antonio, Texas 78249

(210) 697-8888

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Adam O. Emmerich, Esq.

Andrew J. Nussbaum, Esq.

DongJu Song, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,377,877,884.74	$177,470.67

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 38,812,034 shares of common stock, par value $0.01 per share (the “Shares”), of Valassis Communications, Inc. (“Valassis”) outstanding (including 389,057 unvested restricted Shares) multiplied by the offer price of $34.04 per share and (ii) 3,853,852 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $34.04 per share, multiplied by the offer price of $34.04 per share minus the weighted average exercise price for such options of $19.32 per share. The calculation of the filing fee is based on information provided by Valassis as of December 31, 2013.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction valuation by 0.00012880.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $177,470.67	Filing Party:	Harland Clarke Holdings Corp. and V Acquisition Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed:	January 6, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Harland Clarke Holdings Corp., a Delaware corporation (“Parent”), and V Acquisition Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent, with the Securities and Exchange Commission on January 6, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of Valassis Communications, Inc., a Delaware corporation, at a price of $34.04 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated January 6, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

This Amendment is being filed to amend and supplement the Offer to Purchase. All information set forth in the Offer to Purchase, as amended and supplemented by this Amendment, and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference herein in response to Items 1 through 9 and Item 11 in the Schedule TO.

Amendments to the Offer to Purchase

The second paragraph included under the caption “debt financing” within Section 9 — “Source and Amount of Funds” of the Offer to Purchase is hereby amended, restated and supplemented as follows:

Pursuant to the Commitment Letter, the Debt Financing Sources have committed to provide or arrange, subject to the terms and conditions of the Commitment Letter, new funded indebtedness of $1.365 billion in aggregate principal amount, of which $775 million would be secured, as well as new secured revolving credit commitments of $70 million. Assuming that Parent successfully obtains certain amendments to its existing revolving credit facility and existing term loan facility, it would obtain $70 million of incremental commitments to Parent’s existing revolving credit facility, $500 million of incremental secured term loans under Parent’s existing term loan facility, and $275 million of new secured notes and/or secured bridge loans with interest rates which Parent expects to be no higher than its existing secured notes. In the event that such amendments could not be obtained, the Commitment Letter provides that the Debt Financing Sources would make a new revolving credit facility available to Parent in the amount of $150 million to replace the existing revolving credit facility in the amount of $80 million, and that Parent would obtain $250 million of incremental term loans under Parent’s existing term loan facility, and $525 million of new secured notes and/or secured bridge loans. The revolving credit facility will be secured on a first lien basis by certain assets including inventory and receivables of, and on a second lien basis by substantially all other assets of, Parent and the applicable guarantors. The incremental term loans and secured notes will be secured on a first lien basis by all assets of Parent and the applicable guarantors, other than those assets which secure the revolving credit facility on a first lien basis, as to which the incremental term loans and secured notes will be secured on a second lien basis. Regardless of whether such amendments are obtained, the new unsecured indebtedness would be in the form of new unsecured notes and/or unsecured bridge loans.

Parent expects the incremental secured term loans, the new revolving credit facility or incremental revolving loans (as applicable), and the new unsecured notes and/or unsecured bridge loans to have interest rates comparable to Parent’s existing term loans, existing revolving credit facility, and existing unsecured notes, respectively. Parent’s existing term loans bear interest at Parent’s option at either (i) LIBOR, divided by a percentage equal to 1 minus the stated maximum rate of all reserves required to be maintained against Eurocurrency liabilities as specified in Regulation D (with a 1.50% floor for such adjusted LIBOR rate for certain term loans), plus 5.25-5.50% (depending on the class of term loans), or (ii) the alternate base rate (as defined in the existing term loan credit agreement and with a 2.50% floor for certain term loans) plus 4.25-4.50% (depending on the class of term loans). Under the existing term loan credit agreement, the alternate base rate means a rate per annum equal to the greatest of (1) the prime rate in effect on such day and (2) the federal funds effective rate in effect on such day plus 0.50%. Loans under Parent’s existing revolving credit facility bear interest at Parent’s option at either (i) LIBOR, divided by a percentage equal to 1 minus the stated maximum rate of all reserves required to be maintained against Eurocurrency liabilities as specified in Regulation D, plus 1.75-2.25% (depending on the average excess availability for the prior fiscal quarter), or (ii) the alternate base rate (as defined in the existing revolving credit agreement) plus 0.75-1.25% (depending on the average excess availability for the prior fiscal quarter). Under the existing revolving credit agreement, the alternate base rate means, for any day, a rate per annum equal to the greatest of (1) the prime rate in effect on such day, (2) the federal funds effective rate in effect on such day plus 0.50%, and (3) the adjusted LIBOR on such day for a deposit in dollars with a maturity of one month plus 1.00%. Parent’s existing fixed-rate unsecured notes bear interest at 9.50%, Parent’s existing floating-rate unsecured notes bear interest at LIBOR (with a 1.25% floor) plus 4.75% and Parent’s existing secured notes bear interest at 9.75%.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 24, 2014

V ACQUISITION SUB, INC.

By:	/s/ Judy C. Norris
Name:	Judy C. Norris
Title:	Senior Vice President and General Counsel

HARLAND CLARKE HOLDINGS CORP.

By:	/s/ Judy C. Norris
Name:	Judy C. Norris
Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 6, 2014.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by Harland Clarke Holdings Corp. and Valassis Communications, Inc. on December 18, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Harland Clarke Holdings Corp. with the Securities and Exchange Commission on December 18, 2013).

(a)(1)(G)	Summary Advertisement as published in the New York Times on January 6, 2014.*

(a)(1)(H)	Joint Press Release issued by Harland Clarke Holdings Corp. and Valassis Communications, Inc. on January 6, 2014.*

(a)(5)(A)	Complaint filed by Lauren Beth Goff, on behalf of herself and all others similarly situated, on January 7, 2014, in the Wayne County Circuit Court, State of Michigan.*

(a)(5)(B)	Complaint filed by Thomas Carnevale, individually and on behalf of all others similarly situated, on January 8, 2014, in the Oakland County Circuit Court, State of Michigan.*

(a)(5)(C)	Amended Complaint filed by Lauren Beth Goff, on behalf of herself and all others similarly situated, on January 10, 2014, in the Wayne County Circuit Court, State of Michigan.*

(a)(5)(D)	Amended Complaint filed by Thomas Carnevale, individually and on behalf of all others similarly situated, on January 13, 2014, in the Oakland County Circuit Court, State of Michigan.*

(a)(5)(E)	Complaint filed by Municipal Police Employees’ Retirement System of Louisiana, on behalf of itself and all others similarly situated, on January 13, 2014 in the Court of Chancery of the State of Delaware.*

(a)(5)(F)	Complaint filed by Shane Combs, individually and on behalf of all others similarly situated, on January 14, 2014 in the Court of Chancery of the State of Delaware.*

(b)(1)	Amended and Restated Commitment Letter, dated as of January 3, 2014, among Credit Suisse Securities (USA) LLC, Credit Suisse AG, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Jefferies Finance LLC, PNC Bank, National Association, PNC Capital Markets LLC, Union Bank N.A. and Harland Clarke Holdings Corp.*

(b)(2)	Credit Agreement, dated as of February 20, 2013, among Harland Clarke Holdings Corp., the subsidiary co-borrowers party thereto, CA Acquisition Holdings, Inc., as guarantor, the other guarantors party thereto, the Lenders thereto, and Citibank, N.A., as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 4.21 to the Quarterly Report on Form 10-Q filed by Harland Clarke Holdings Corp. with the Securities and Exchange Commission on April 30, 2013).

(b)(3)	Credit Agreement, dated as of April 4, 2007, as amended by the First Amendment dated as of May 4, 2007 and the Second Amendment dated as of May 10, 2012, among Harland Clarke Holdings Corp., the Subsidiary Guarantors party thereto, the Lenders party thereto, and Credit Suisse (AG), Cayman Islands Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 4.15 to the Quarterly Report on Form 10-Q filed by Harland Clarke Holdings Corp. with the Securities and Exchange Commission on August 9, 2012).

(d)(1)	Agreement and Plan of Merger, dated as of December 17, 2013, by and among Harland Clarke Holdings Corp., V Acquisition Sub, Inc. and Valassis Communications, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Harland Clarke Holdings Corp. with the Securities and Exchange Commission on December 18, 2013).

(d)(2)	Confidentiality Agreement, dated September 21, 2013, between MacAndrews & Forbes Holdings Inc. and Valassis Communications, Inc.*

(g)	None.

(h)	None.

*	previously filed